SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 7 2009
DIVISION OF MARKET REGULATION

SECU ... ISSION

09041863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mutual Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 Roadside Dr. Suite 200
(No. and Street)

Agoura Hills (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Voss 818 706-8170 x218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lorenz & Opdahl LLP
(Name – *if individual, state last, first, middle name*)

4130 Cahuenga Blvd. Suite 205, (Address) Toluca Lake (City) CA (State) 91602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mitchell Voss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of December, 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT MARTIN WEISZ
Commission # 1805735
Notary Public - California
Ventura County
My Comm. Expires Jul 27, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE PERIOD FROM JANUARY 1, 2008

TO DECEMBER 31, 2008

CONTENTS

		PAGE
	FACING PAGE	
	INDEPENDENT AUDITORS' REPORT	1
	FINANCIAL STATEMENTS	
	Statement of Financial Condition	2
	Statement of Operations	3
	Statement of Changes in Shareholders' Equity	4
	Statement of Cash Flows	5
	NOTES TO FINANCIAL STATEMENTS	6-8
	SUPPLEMENTARY SCHEDULES	
I.	Computation of Net Capital under Rule 15c3-1	9
II.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
III.	Information Relating to Possession or Control Requirements under Rule 15c3-3	11
IV.	Reconciliation of the Computation of Net Capital under Rule 15c3-1	12
	INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C.RULE 17a-5	13-14

LORENZ & OPDAHL LLP

INDEPENDENT AUDITORS' REPORT
To the Board of Directors
Mutual Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. as of December 31, 2008 and the related statements of operations, changes in shareholders' equity and cash flows for the period from January 1, 2008 to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the period from January 1, 2008 to December 31, 2008 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

LORENZ & OPDAHL LLP
CERTIFIED PUBLIC ACCOUNTANTS

Toluca Lake, California
February 20, 2009

4130 CAHUENGA BLVD. SUITE 205 • TOLUCA LAKE, CA. • 91602
PHONE: 818 762-2597 • FAX: 818 392-5479
MLORENZ@LORENZOPDAHL.COM

MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

	ASSETS	
	Cash and cash equivalents (Notes 1 and 2)	$2,700,638
	Commissions receivable	392,766
	Accounts receivable other	7,553
	Property and equipment, net (Note 3)	-0-
	Prepaid expenses	116,097
	TOTAL ASSETS	$3,217,054
	LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:		
	Accounts payable	$129,164
	Other current liabilities	3,914
	Commissions payable	581,820
	TOTAL LIABILITIES	$714,898
Shareholder's Equity:		
	Common stock, 100,000 shares authorized, 31,216 shares issued and outstanding	$ 23,413
	Additional paid in capital	142,726
	Retained earnings	2,336,017
	TOTAL SHAREHOLDERS' EQUITY	$2,502,156
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,217,054

See auditor's report and accompanying notes to financial statements

MUTUAL SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Revenue:		
	Agency Commission	$6,732,005
	Principal Commission	1,664,004
	Other Broker Dealer Commission	3,054,627
	Mutual Fund & Direct Product	2,142,416
	Insurance and Annuity	373,469
	Advisory Fees	389,027
	Other Income	461,900
	Interest Income	46,718
	TOTAL REVENUE	$14,864,166
Operating expenses:		
	Clearing & Floor Brokerage Fees	$530,238
	Commissions	10,215,065
	Fees Investment Advisors	73,419
	Trading Errors and Bad Debts	2,361
	Salaries and Wages	923,483
	Depreciation and Amortization	9,508
	Insurance	173,931
	Occupancy	103,321
	Professional Fees	389,603
	Regulatory Fees	93,126
	Miscellaneous	136,137
	401k Expense	93,208
	Payroll Taxes	61,017
	Postage and Delivery	56,715
	Printing	90,311
	Quotes	109,171
	Other Operating Expenses	182,371
TOTAL OPERATING EXPENSES		$13,242,985
Net income before taxes		$1,621,181
Income taxes		24,208
NET INCOME		$1,596,973

See auditors report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2008

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance January 1, 2008	$23,413	$142,726	$2,132,310	$2,298,449
Owner's Draw			$1,393,266	$1,393,266
Net Income			$1,596,973	$1,596,973
Balance December 31, 2008	$23,413	$142,726	$2,336,017	$2,502,156

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net Income	$1,596,973
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,508
Decrease in commissions receivable	289,718
Decrease in prepaid expenses	11,934
Increase in accounts payable	93,581
Decrease in income taxes payable	(9,558)
Decrease in commissions payable	(145,096)
Net cash from operating activities	$ 1,847,060
CASH FLOWS FROM INVESTING ACTIVITIES:	
Draw by owners	$ (1,393,266)
Trading Investments	500
Purchase of fixed assets	(9,508)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 444,786
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,255,852
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,700,638

See auditor's report and accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Mutual Securities, Inc. ("the Company") was incorporated under the laws of the State of California on January 31, 1982. The Company has been organized to engage in the stock brokerage business. The Company is registered as a broker-dealer in securities with the Securities Exchange Commission. The Company does not carry customer accounts.

Revenue recognition

Commission income is recorded at the time the transaction is settled and the income can be reasonably determined. Interest income is recognized when earned.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the asset.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as an S Corporation under Section 1362(a) of the Internal Revenue Code. The effect of this election is that taxable results of operations and tax credits generated are reported on the individual income tax returns of the shareholders. Accordingly, it has made no provision for federal income taxes.

NOTE 2 - CASH AND CASH EQUIVALENTS

At December 31, 2008 cash and cash equivalents consisted of the following:

Cash	$2,700,638
Total cash and cash equivalents	$2,700,638

Included in the cash balance of $2,700,638 is $200,000 which the Company maintains in an escrow account with its clearing agent.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost. At December 31, 2008, property and equipment consisted of the following:

Office equipment	$223,665
Furniture and fixtures	45,688
	269353
Less accumulated depreciation	(269,353)
Property and equipment, net	$ -0-

Depreciation expense was $9,508

NOTE 4 - 401(k) PLAN

The Company maintains a 401(k) deferral plan for its employees. The Company shall make a matching contribution equal to 100% of the employee's elective deferral not to exceed 4% of compensation. Total matching contribution for the 2008 plan year was $27,266. The Company has also made an additional 4% discretionary contribution of $27,266. The total contribution to the 401 (k) was $54,532.

NOTE 6 - COMMITMENTS

Lease commitment

The Company has entered into an amendment to the lease agreement for office space under a Non-cancelable lease which commenced January 1, 2003 and expires December 31, 2007. The amendment to the lease agreement commenced January 1, 2008 and expires December 31, 2012. The amended lease contains provisions for operating expenses based on actual costs incurred by the lesser. Future minimum lease payments under the lease are as follows:

Year	Amount
2009	$100,605
2010	103,623
2011	106,732
2012	109,933
	$ 420,893

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebted-ness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2008, the Company had net capital, as defined, of $2,330,480.

MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL
SCHEDULE I
DECEMBER 31, 2008

CREDITS:		
	Common stock	$ 23,413
	Additional paid in capita	142,726
	Retained earnings	2,336,017
	NET CREDITS	$2,502,156
DEBITS:		
	Other assets	123,850
	Haircuts on securities	47,826
	NET DEBITS	$171,676
	NET CAPITAL	$2,330,480
Minimum net capital requirements of the greater of $100,000 or aggregate indebtedness		$100,000
	EXCESS NET CAPITAL	$2,230,480
TOTAL AGGREGATE INDEBTEDNESS		$714,898
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		31%

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
DECEMBER 31, 2008

A computation of reserve requirements is not applicable to Mutual Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
SCHEDULE III
DECEMBER 31, 2008

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and Rule 15c3-3(k)(2)(ii).

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SCHEDULE IV
For the year ended December 31, 2008

Description	Credits	Changes	Capital	Indebtedness	Ratio
Company's computation	$2,502,096	$171,616	$2,330,480	$714,898	31%
Audit adjustments made subsequent to the Company's filing with the Financial Industry Regulatory Authority on or about January 21, 2008.	60	60			
Computation per Schedule 1	$2,502,156	$171,676	$2,330,480	$714,898	31%

The audit adjustment was due to adjust to actual tax liability.

See auditor's report and accompanying notes to financial statements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5 FOR A BROKER-DEALER CLAMING AND EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Mutual Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Mutual Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debit) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as define above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lorenz & Opdahl LLP

LORENZ & OPDAHL LLP
CERTIFIED PUBLIC ACCOUNTANTS

Toluca Lake, California
February 20, 2009